Elemeno Health (YC S16)



LETTER   REPORT CARD   FINANCIALS   THANKS   DETAILS   SAY HELLO

Dear investors,

Contracted ARR has grown approximately 80% year-over-year, reflecting strong commercial execution and continued expansion across our customer base.
We added new customers across home health, regional health systems, and major urban hospitals—broadening our reach across diverse care environments and expanding multi-hospital footprint opportunities.

With the Rural Health Transformation Program and our growing Shared Resource Network (built on a library over 40,000 microlearning content), we are well poised to expand into rural hospitals in 2026.

We are signing a new partnership with a major manufacturer, which can open a channel partner door to hundreds of new North American customers. We are also negotiating a partnership with a major complementary training-based company which can similarly open major cross-selling opportunities.

We are tracking towards break even later this year, though we may choose to increase spend in acceleration of product development, which could require additional capital later this year.

We need your help!

1. Intros to Chief Nursing Officers and COOs at health systems. We have ongoing repeated results of - Decreased staff onboarding/orientation times (40-60%)
- Reduced training costs (by up to $14,000/RN)
- Improved patient outcomes (decreasing hospital-acquired conditions by up to 75%)

No IT lift. ROI within 4 months.

2. Matches with the Rural Health Transformation Program. Each state now receives ~$200M/y for 5 years in "use it or lose it" funding for initiatives (often using technology) to transform rural health care, in alignment with each state's priorities. Check your state's RHT priorities and connect Elemeno with rural health systems eligible for those funds. Once we have an intro, we can drive the rest.

Sincerely,

Arup Roy-Burman MD

Founder & CSMO

Alan Kelley

Director

Crista Bailey

Board Director

Tim Coulter

CEO

Arrun Kapoor

Managing Director

How did we do this year?

REPORT CARD



B+

☺ The Good

Sales. Contracted ARR $4.1M; growth of 80% YoY (approximately $500k ahead of Plan)

Gross Margin. 75% (vs. 70% in Plan)

Pipeline. Growth due to word of mouth from existing clients and intentional PR push. $9M (vs. $7M in Plan).

☹ The Bad

Net Revenue Retention. 100%.

Closing of Clinical Trials product deal. Positive movement in pipeline but first deal still not closed.

Product development. Lack of resources to make progress against roadmap.

2025 At a Glance

January 1 to December 31







$2,623,648 +8%
Revenue



-$1,445,890
Net Loss

$1,732,939 [15%]
Short Term Debt



$1,319,709
Raised in 2025



$1,852,382
Cash on Hand
As of 03/ 2/26

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$2,420,278

$2,623,648

-$1,445,890

-$2,537,697

2024

2025

Net Margin: -55%   Gross Margin: 75%   Return on Assets: -202%   Earnings per Share: -$0.01

Revenue per Employee: $145,758   Cash to Assets: 47%   Revenue to Receivables: 1,180   Debt Ratio: 243%

📄 Elemeno_2024-2025_FS.pdf   📄 Elemeno_Health__Inc._GAAP_Financial_Report.pdf

We  Our 157 Investors

Thank You For Believing In Us

Soumik Das	Markus Feigelbinder	Pramod Rustagi	Johnny Evans	Titus Polichnia	Roderick Herron
Mario Johnson	Mark Skoskiewicz	Deen A	Teddy Lyons	Govind Ventures	Badal Haider
Gregory L Ott	Andre Harrell	Birun Balami	Monica Butschek	Stacy Smith	Soran Mofti
Paul Regalia	Raymond Tuscano	Kris Krishnamurthy	Jeanne Steman Findlay	Frank Lombardo	Kalyan Chakravarthy
Jay Sen	Pia Zaragoza	Mba- Akuribila	Ross Dillon	Michael Roloff	Arun Yeruva
Leonard L.	Garcia Milord	Bruce Mitchell	Juliane Lieu	Robert Ng	Stacie J. Croffe
Ruben Gonzalez Torres	Antonio Ferranti	Anthony Holloway	Ogechi Iwuanyanwu	T Yigo	Malay Bansal
Stewart Hooks	Felix Vayssieres	Hemdeep Dulthummon	Angela Simoncini...	Joseph Francis	Michael Plath
Paul Lovejoy	Bruce Bryant	Lance Longwell	Kraig L Morris	Mohammed H Barry	Baikuntha Kafle
Moonshot DisruptX	Artan Kristo	Srikant Chellappa	Luke Lee	Justina Acquah	Geraldo Pilon
Md Pham	Nebiat Wodere	Sam Fiske	JD Gu	Brian Stephensonn	Georgia L Rogers
Sachin Isaacs	A J	Diane N	Tammy Phan	Gilbert Angeles	Mariam Dembele
Cristopher Ferro	Wade Meek	Brian Lemke	Justin Loutfy	Glennetta Johnson	Richard Moore
Brian Thomson	Boulkoroum FARID	Zahed Hossain	Kevin McCabe	Justin Olson	Dennis Billings
Yosef Hertz	Divine Iloh	Brian Smolens	Jason S.	Tiffany D Nesbit	David Laquidara
Julian Gonzalez	Robert Machado	Maria Nicolaou	Lucinda Colllinson	Arthur Malkani	Kevin Patrick Gambrel
Amit Shukla	Marc Russell	Leo Roseland	Shane Massey	Tuyen Ho	Nelson Branco
John Arthur Boutotte	Jimmy Bookard	Liza Poinier	Tom Francis Mwaura	Varun PAUL	Arianna Regalado
Hareesha...	Deepanvith Kanagala	Brian Inouye	Thembile Mtwa	Prakash Patil	Gresenciano Ruiz
James Bondulich	David Soendker	Jukka Matti Karhu	Robert Walujo	Vincent James	Priscilla Corona

Thank You!

From the Elemeno Health (YC S16) Team



Arup Roy-Burman MD **in**

Founder & CMO

Proven physician executive - knows

Proven physician executive – knows healthcare (25 yr at Stanford, UCSF, Kaiser, Children's Oakland). UCSF faculty. ICU Director. Nurse champion. Chair at Global Healing....



Tim Coulter in

CEO

Trusted senior exec with strong track record in managing healthtech companies, growing sales, raising capital, & driving...



Lisa Crounse in

Chief Product Officer

Relentlessly focused on the end-user (20 yr). Sr Director, Product Management at Modsy. Sr Product Line Manager,...



Carole Klove JD RN

Chief Nursing Executive

Knows every corner of healthcare (35 yr). Bedside nurse, malpractice attorney, Deloitte consultant, and C-suit...



Steve Mundro in

VP of Engineering

Ace developer (25 yr). Sr Engineer at Alphaflow (real-estate fintech startup). Repeat Technical Co-Founder (Cadenc...

Details

The Board of Directors

Director	Occupation	Joined
Alan Kelley	Venture Capital Investor @ SJF Ventures	2023
	Chief Business Development Officer @ Him for	

Crista Bailey	Chief Business Development Officer @ Him for Her	2021
Arrun Kapoor	Managing Director @ SJF Ventures	2022
Tim Coulter	CEO @ Elemeno	2024
Arup Roy-Burman	Founder & Chief Medical Officer @ Elemeno Health	2016

Officers

Officer	Title	Joined
Lisa Crounse	Chief Product Officer	2020
Tim Coulter	CEO	2024
Arup Roy-Burman	Chief Strategy & Medical Officer	2016

Voting Power ❓

Holder	Securities Held	Voting Power
SJF Ventures V, L.P.	74,156,549 Series Seed AA-1 Preferred (35,763,067 shares), Series Seed Preferred (38,393,482 shares). Related entity SJF Ventures V A holds additional shares (7,371,792), putting the total voting power of both entities at 64.1%	58.3%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
03/2016	$600	Common Stock	Section 4(a)(2)
04/2016	$400	Common Stock	Section 4(a)(2)
06/2016	$19,935		Section 4(a)(2)
06/2016	$64	Common Stock	Section 4(a)(2)
08/2016	$750,000	Safe	Section 4(a)(2)
08/2017	$20,000	Safe	Section 4(a)(2)
12/2017	$866,393	Preferred Stock	Regulation D, Rule 506(b)
12/2019	$1,467,936		Section 4(a)(2)
02/2020	$150,000		Section 4(a)(2)
05/2020	$937,687	Safe	Section 4(a)(2)
07/2020	$950,000	Safe	Section 4(a)(2)
02/2021	$819,256	Safe	Regulation Crowdfunding
02/2021	$269,131	Safe	Section 4(a)(2)
12/2021	$1,601,156	Preferred Stock	Regulation D, Rule 506(b)
04/2022	$247,500	Safe	Section 4(a)(2)
04/2022	$6,739,999	Preferred Stock	Regulation D, Rule 506(b)
01/2023	$180,000	Common Stock	Other
12/2023	$1,819,159	Preferred Stock	Regulation D, Rule 506(b)
12/2023	$180,839	Preferred Stock	Regulation D, Rule 506(b)
12/2023	$1,318,951	Preferred Stock	Section 4(a)(2)
01/2024	$3,350,344	Preferred Stock	Section 4(a)(2)
01/2024	$31,392	Preferred Stock	Regulation D, Rule 506(b)
02/2025	$132,299		4(a)(6)
03/2025	$1,187,410		Section 4(a)(2)

The use of proceeds is to fund general operations.

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
06/08/2016	$19,935 ❓	0.0%	0.0%	None	12/17/2022 ❓
12/31/2019	$1,467,936 ❓	3.0%	20.0%	$10,000,000	05/11/2021 ❓
02/12/2020	$150,000 ❓	0.0%	0.0%	$10,000,000	02/12/2023 ❓
03/26/2025	$1,187,410 ❓	5.0%	20.0%	$15,000,000	01/31/2026 ❓

Outstanding Debts
None.

Related Party Transactions

Name	Arup Roy-Burman
Amount Invested	$0
Transaction type	Other
Issued	09/27/2025
Relationship	Founder

Revised employment letter including a carve-out option in the case of change of control of the company.

Name	SJF Ventures
Amount Invested	$940,000
Transaction type	Convertible Note
Issued	03/26/2025
Interest	5.0 per annum
Discount rate	20.0
Maturity	01/31/2026
Valuation cap	$15,000,000
Relationship	Lead Investor and Majority Owner

Pay-to-play round in which a small number of previous accredited investors did not participate.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed Aa 1 Preferred	52,359,098	50,000,007	Yes
Series Seed Bb 3 Preferred	3,644,979	3,495,050	No
Series Seed Aa 2 Preferred	1,934,865	1,934,865	Yes
Series Seed Bb 4 Preferred	3,625,104	3,625,104	No
Series Seed Bb 5 Preferred	348,826	348,826	No
Series Seed Bb 1 Preferred	2,557,530	2,537,530	No
Common	223,900,000	3,400,504	Yes
Series Seed Preferred	102,366,798	70,811,413	Yes
Series Seed Bb 2 Preferred	1,903,630	1,833,864	No

Warrants: 0
Options: 41

Form C Risks:

The amount of capital Elemeno Health, Inc. (the "Company") is attempting to raise in this offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her or its investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may experience slow or unpredictable sales cycles. As an early-stage company selling into a target customer base that is continuing to experience budget and staffing challenges, sales cycles may be unpredictable. As well, with limited track record in sales, forecasting assumptions may be inaccurate. There can be no assurance that we will meet our projected revenues.

Changes in government regulation could adversely impact our business. The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which internet service providers are provided safe harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Equity securities may be significantly diluted as a consequence of subsequent financings. The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities will be subject to dilution in an unpredictable amount. Such dilution may reduce a Purchaser's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the Purchasers. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the equity securities.

There is no present market for the Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the offering price or at any other price.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

As a public benefit corporation, the Company's focus on a specific public benefit purpose and producing a positive effect for society may negatively impact the Company's financial performance. Unlike traditional corporations, which have a fiduciary duty to focus exclusively on maximizing stockholder value, the Company's directors have a fiduciary duty to consider not only the stockholders' interests, but also the Company's specific public benefit and the interests of other stakeholders affected by the Company's actions. Therefore, the Company may take actions that it believes will be in the best interests of those stakeholders materially affected by the Company's specific benefit purpose, even if those actions do not maximize the Company's financial results. While the Company intends for this public benefit designation and obligation to provide an overall net benefit to the Company and its customers, it could instead cause the Company to make decisions and take actions without seeking to maximize the income generated from the Company's business, and hence available for distribution to its stockholders. The Company's pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe it expects or at all, yet may have an immediate negative effect on any amounts available for distribution to its stockholders. Accordingly, being a public benefit corporation and complying with the Company's related obligations could have a material adverse effect on the Company's business, results of operations and financial condition, which in turn could cause the Company's stock price to decline. As a public benefit corporation, the Company may be less attractive as a takeover target than a traditional company would be and, therefore, an Investor's ability to realize its investment through an acquisition may be limited. For example, public benefit corporations may not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with shareholder value, and shareholders committed to the public benefit can enforce this through derivative suits. Further, by requiring that board of directors of public benefit corporations consider additional constituencies other than maximizing shareholder value, Delaware public benefit corporation law could potentially make it easier for a board to reject a hostile bid, even where the takeover would provide the greatest short-term financial yield to investors.

The Company's directors have a fiduciary duty to consider not only the Company's stockholders' interests, but also the Company's specific public benefit and the interests of other stakeholders affected by the

Company's actions. If a conflict between such interests arises, there is no guarantee such a conflict would be resolved in favor of the Company's stockholders. While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders' interests, but also the company's specific public benefit and the interests of other stakeholders affected by the company's actions. Under Delaware law, directors are shielded from liability for breach of these obligations if they make informed and disinterested decisions that serve a rational purpose. Thus, unlike traditional corporations which must focus exclusively on stockholder value, the Company's directors are not merely permitted, but obligated, to consider the Company's specific public benefit and the interests of other stakeholders. In the event of a conflict between the interests of the Company's stockholders and the interests of the Company's specific public benefit or its other stakeholders, the Company's directors must only make informed and disinterested decisions that serve a rational purpose; thus, there is no guarantee such a conflict would be resolved in favor of the Company's stockholders, which could have a material adverse effect on the Company's business, results of operations and financial condition, which in turn could cause the Company's stock price to decline.

There is no guarantee of a return on an Investor's investment. There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company is a Delaware public benefit corporation. As a public benefit corporation, the Company cannot provide any assurance that the Company will achieve its public benefit purpose. As a public benefit corporation, the Company will be required to produce a public benefit or benefits and to operate in a responsible and sustainable manner, balancing the Company's stockholders' pecuniary interests, the best interests of those materially affected by the Company's conduct, and the public benefit or benefits identified by the Company's restated certificate of incorporation. There is no assurance that the Company will achieve its public benefit purpose or that the expected positive impact from being a public benefit corporation will be realized, which could have a material adverse effect on the Company's reputation, which in turn may have a material adverse effect on the Company's business, results of operations and financial condition. As a public benefit corporation, the Company is required to publicly disclose a report at least biennially on the Company's overall public benefit performance and on the Company's assessment of its success in achieving its specific public benefit purpose. If the Company is not timely or unable to provide this report, or if the report is not viewed favorably by parties doing business with the Company or regulators or others reviewing the Company's credentials, the Company's reputation and status as a public benefit corporation may be harmed.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event. In a dissolution or bankruptcy of the Company, Purchasers of the Securities will be entitled to a 1x non-participating liquidation preference. This means that such Purchasers may be entitled to a return of their principal amount, will have a level of priority senior to holders of Common Stock, and will only receive distributions once all creditors as well as holders of more senior securities, which may include future holders of later series of the Company's Preferred Stock, have been paid in full. Holder of the Securities cannot be guaranteed a return in the event of a dissolution event or bankruptcy. This right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Purchasers should not assume that they are guaranteed a return of their investment amount.

The Company has the right to limit individual Purchasers commitment amount based on the Company's determination of a Purchaser's sophistication. The Company may prevent Purchasers from committing more than a certain amount to this offering based on the Company's belief of the Purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Purchasers may receive larger allocations of the offering based solely on the Company's determination.

We may implement new lines of business or offer new products and services within existing lines of business. As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations. Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering. Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF. Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

The Company may never elect to undergo a liquidity event. The Company may never undergo a liquidity event such as a sale of the Company or an IPO. If a liquidity event never occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Company has the right to conduct multiple closings during the offering. If the Company meets certain terms and conditions, an intermediate close of the offering can occur, which will allow the Company to draw down on some of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the offering continues, Investors previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

As a Delaware public benefit corporation, the Company may be subject to increased derivative litigation concerning its duty to balance stockholder and public benefit interest, the occurrence of which may have an adverse impact on the Company's financial condition and results of operations. Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least two percent of the Company's outstanding shares) are entitled to file a derivative lawsuit claiming the directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, the Company may be subject to the possibility of increased derivative litigation, which would require the attention of the Company's management, and, as a result, may adversely impact management's ability to effectively execute its strategy. Additionally, any such derivative litigation may be costly, which may have an adverse impact on the Company's financial condition and results of operations.

Investors will not have voting rights; holders of Series Seed Preferred Stock will be required to enter into a proxy with the Lead Investor noted on the Wefunder Portal (the "Lead Investor") to ensure any statutory voting rights are voted in tandem with the Lead Investor. Shares of Series Seed Preferred Stock will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the holders of shares of Series Seed Preferred Stock will be required to enter into a proxy agreement with the Lead Investor. Thus, Investors will never be able to freely vote upon any manager or other matters of the Company.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our Target Offering Amount for this offering, we may request that Wefunder disburse funds to us. At that point, investors whose investments have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose investments have not yet been accepted will have the right to withdraw their investments and get their money back. Investors whose investments have already been accepted, however, will already be our investors and will have no such right.

The shares of Series Seed-1 Preferred Stock and Series Seed-2 Preferred stock sold in this offering (the "Series Seed Preferred Stock") will not be freely tradable until one year from the initial purchase date. Although the shares of Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her or its attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the shares of Series Seed Preferred Stock. Because the shares of Series Seed Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the shares of Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the shares of Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

If the Company is found to have violated state and federal securities laws in a prior offering of securities, it may face penalties from state and federal regulators and prior investors may have a right to a return of their investment amounts. If a court or regulatory body with the required jurisdiction ever accused or concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amount required or that proceeds from this offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Neither the offering nor the shares of the Company's Series Seed-1 Preferred Stock or Series Seed-2 Preferred Stock being sold in this offering (the "Securities") have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company has the right to extend the offering deadline. The Company has the right to end the offering early. The Company may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held while the Company attempts to raise the Target Offering Amount even after the offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the offering early; if the offering reaches its Target Offering Amount after 21-calendar days but before the deadline, the Company can end the offering with 5 business day's notice. This means your failure to participate in the offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the offering by ending it early.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she or it owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her or its investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to ❓
a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in
connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the
Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or
other generally accepted valuation criteria. In determining the offering price, the Company did not employ
investment banking firms or other outside organizations to make an independent appraisal or evaluation.
Accordingly, the offering price should not be considered to be indicative of the actual value of the
securities offered hereby.

In the future, we may perform valuations of our common stock that take into account factors such as the
following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the
rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company
given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates;
and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based
methodologies to determine our business enterprise value. For example, we may use methodologies that
assume that businesses operating in the same industry will share similar characteristics and that the
Company's value will correlate to those characteristics, and/or methodologies that compare transactions
in similar securities issued by us that were conducted in the market.

Company
Elemeno Health, Inc.

Delaware Public Benefit Corporation
Organized January 2016
18 employees
66 Franklin St.
Suite 300
Oakland CA 94607 https://www.elemenohealth.com/

Business Description

Refer to the Elemeno Health (YC S16) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Elemeno Health (YC S16) is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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